Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Range Resources Corporation

(Commission File No. 001-12209)

The following is an article that was published by Forbes on November 5, 2026, following an interview with Toby Z. Rice, President and Chief Executive Officer and a member of the board of directors of EQT Corporation (“EQT”), and Daniel J. Rice IV, a member of EQT’s board of directors, regarding EQT’s proposed acquisition (the “proposed transaction”) of Range Resources Corporation (“Range”) pursuant to the Agreement and Plan of Merger, dated as of October 25, 2026 (the “Merger Agreement”), by and among EQT, EQT Holdings LLC, Rhino Merger Sub Inc., Rhino Merger Sub LLC and Range:

Why The New King Of Shale Gas Says AI Will Make All Americans More Prosperous

By: Christopher Helman, Senior Editor.

November 5, 2026

“EQT has a long history of working with leaders on both sides of the aisle to advance policies that strengthen American energy leadership,” says its CEO Toby Rice the day after the election. “We look forward to continuing that work with the next Congress.

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With the $13 billion acquisition of Range Resources, EQT will soon be the country’s dominant producer of natural gas. But CEO Toby Rice has much bigger plans, including doubling production to help feed the energy needs of A.I.

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For Toby Z. Rice, the chief executive of $34 billion (market cap) EQT, the Homer City Redevelopment Project 50 miles east of Pittsburgh is the perfect embodiment of the near-term future of energy in America. For 50 years, Homer City was a coal-burning power plant. Decommissioned in 2023, it is being repowered with seven G.E. Vernova natural gas turbines that will provide 4.4 gigawatts of power for what will be one of the nation’s biggest AI data center campuses; its main tenant-to-be Amazon Web Services is erecting 36 buildings on the site. Because methane gas burns so much cleaner than coal, the plant will put out 60% fewer emissions for the same energy. Gas for Homer City will come via a dedicated 6-mile, 30-inch line that will deliver 665 million cubic feet per day. That’s the daily energy equivalent of 110,000 barrels of oil, or nearly 5 million gallons of gasoline – all to make computers think.

The excitement, says Rice, lies in what all that gas can unlock. “AI plus energy equals abundance,” Rice tells Forbes. “With AI we have the opportunity, that when we give it access to energy, it translates into more wealth and education.”

He is buying the heft to deliver on that vision. Last week, EQT announced a $13 billion deal to acquire rival Range Resources. The merger will vault EQT into America’s energy pantheon, giving it control of 25% of the Marcellus shale, America’s biggest gas field stretching from New York to West Virginia. The combined group will have an enterprise value of $50 billion and will control 2.8 million acres, produce 36 billion cubic feet of gas a day and control 3,700 miles of pipelines. For Rice, the payoff is scale: it will transform his firm into the nation’s largest gas producer, supplying 7% of the nation’s gas surpassing Expand Energy (formerly Chesapeake Energy) — which he claims will allow him to make sure AI has all of its energy needs met.

The Range acquisition caps a buying spree that has reshaped EQT under Rice, 44. Since taking the reins in 2019, he has already dropped $24 billion on six deals and more than tripled the energy firm’s valuation (though shares have stalled in the past year). His own stake in EQT is now $190 million.

Rice’s ambitions extend well beyond acquisitions: he’s pledging to double EQT’s output to meet the demand he sees coming from AI data centers. “If you want to make the world more prosperous, find a way to bring more energy into it,” says Rice, who insists American gas can simultaneously power the AI revolution and alleviate energy poverty around the world. In Rice’s foretelling, the AI boom will help accelerate a larger shift: he expects natural gas to overtake crude oil (now 14 million barrels per day) as America’s biggest primary domestic energy source by the end of 2028.”

None of his drive was curtailed by Tuesday’s elections. The day after the Blue Wave crashed Congress, Rice talked about EQT’s long history of working with leaders on both sides of the aisles and how he hopes the bipartisan American Affordability and Jobs Act, introduced on September 30, will deliver comprehensive federal permitting and electricity transmission reform as promised and will “unlock American energy infrastructure and deliver more affordable, reliable energy for American families and businesses.” This gas cheerleader says his fossil fuel can simultaneously reduce carbon emissions from coal, alleviate energy poverty and power the AI boom.

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EQT’s acquisition of Range is a “full circle” moment for Rice and his family. “There was no Rice Energy without Range,” says Toby’s older brother Danny. Range first started drilling the Barnett shale in Texas two decades ago, drawn to the area by the success of billionaire wildcatter George Mitchell (d. 2013) who pioneered what became known as “fracking” and eventually turned the U.S. into an energy giant. Range later did some exploratory drilling in other parts of the country in search of other shale gas fields. It was the first to tap the Marcellus shale at 8,000 feet deep in Washington County, Pennsylvania in late 2004, and it quickly leased 1 million acres of drillable land in the area before its secret got out.

One of the first to notice the ramp up of drilling activity in Pennsylvania was Daniel Rice III, a portfolio manager at BlackRock where he managed more than $1 billion in its natural resources fund. While investing for his fund, Rice also began making personal bets on the Marcellus. After getting buy-in from his sons, who agreed to get involved, Rice borrowed $70 million against his own personal trusts to acquire drillable land. His oldest sons Danny, Toby and Derek who were then 26, 25 and 22 took over in 2007. They didn’t have much preparation. Danny, who had spent a year in planning at deepwater oil driller Transocean, became CEO. Toby, an All-American college baseball player who didn’t get drafted, worked as a roughneck on a Texas oil rig; he became head of operations. Derek, who studied geology at Tufts and the University of Houston, was head of exploration, specializing in the new field of drilling shale formations.

“When we showed up to Appalachia 20 years ago, Range was the company we really looked up to. They were pioneers in the shale,” said Derek Rice in a phone call with Forbes. He appeared on Forbes 30 Under 30 list in 2014 and lived in trailers at well sites for six years. (Nowadays he and Danny oversee family office Rice Investment Group.)

Danny Rice has a slightly different take: “We competed with [Range] across the board 24/7, for acreage, people, and reputation in the communities. We wanted to be better than them,” `he noted in an interview last week. “The benefits of being young in the industry, you don’t really know what your limits are. If we knew the ceiling on our potential it would not have been possible. We were able to take risks early on.”

Rice Energy raised $1 billion in a 2014 IPO, and took off from there. But just three years later, they cashed out, selling the entire business to the old Equitable Gas of Pittsburgh, renamed EQT Corp., for $8 billion. The Rice family got about $200 million in cash and a 3% stake in EQT, then worth roughly $400 million.

Weeks after selling the company, Derek and Toby searched for new office space where they could put down roots. They finally settled on a former taekwondo studio above a liquor store in the town of Carnegie (founded by the steel magnate) on the south side of Pittsburgh. They called it the Dojo.

Just two years later, EQT was struggling with underperforming wells and rising costs. So the Rice brothers decided to take back control, and teamed with well-funded activist investors including D.E. Shaw and Paul Singer’s Elliott Management to launch a proxy fight that EQT initially dismissed as unrealistic but that ultimately led to a stunning victory and put Toby Rice atop the publicly traded firm as CEO in July of 2019.

Nicknaming himself and his brothers as Shalennials – a nod to their youth and willingness to shake up the staid oil & gas industry – Rice went on a spending spree, scooping up six acquisitions in seven years from the likes of Chevron and Equitrans and shoring up EQT’s position in the Marcellus shale. The Range deal cemented EQT’s position as the undisputed king of American natural gas. “EQT is locking in scale and transportation reach just as U.S. LNG export demand and data center power requirements are set to drive a sustained uplift in natural gas consumption over the next decade,” writes Rystad analyst Matthew Bernstein.

Even as he was expanding in the U.S., Toby Rice was carving out a new position for EQT in Europe. Soon after Russia’s invasion of Ukraine in 2022, Toby began buying cargoes of American gas, chilled into LNG, to send to Europe as a way to take advantage of the supply-demand mismatch. The arbitrage opportunity has only grown more attractive these days, with natural gas in Europe selling for as much as ten times the U.S. price of $3 per mcf. Even after paying $6 per mcf for liquefying and shipping the gas, that’s a lot of profit potential. EQT has already inked a deal with Lithuania to deliver one cargo of American gas per year for 10 years (amounting to 40% of the Baltic country’s needs) and has secured LNG supplies starting from Gulf Coast plants starting in 2030. EQT has also contracted space in storage caverns to hold 11 billion cubic feet of gas, to feed the LNG plants. According to Toby, EQT would have made another $3 billion or so in profits this year if it could have accessed the LNG supplies sooner.

America’s AI revolution has even more potential for EQT, which is already building dedicated pipelines to AI data centers. In addition to Homer City, EQT will also deliver another 800 million cubic feet per day to hydrogen-enabled turbines at another old coal plant redevelopment, at Shippingport, Pa. Developed by the Frontier Group of Companies, Shippingport already has a data center under construction (backed by BlackRock and Abu Dhabi) to use 2 GW, with plans to expand to 7 GW, enough to power New York City on the average day. This feeds Rice’s bigger ambitions, which involve potentially doubling EQT’s output over the next few years in order to meet growing demand.

Toby credits early adoption of digital office software with enabling the smooth consolidation of the new acquisitions. Though Rice now has a campus in Canonsburg, Pennsylvania near the West Virginia border, EQT allows nearly all of its 1,600 employees to work remotely, with tech so good engineers can watch drilling telemetry live on their phones.

While he continues to expand EQT’s position in the oil and gas industry, his brothers Danny, Derek and Ryan manage the family fortune via Rice Investment Group (RIG) out of Boston. So far they’ve pocketed more than $1 billion from bets on private equity and SPACs, and now manage a portfolio of two dozen startups in drilling technology, oilfield AI and exploration. One big success was XCL Resources, a Utah oil-drilling venture, where RIG invested in a minority position. After XCL sold in 2024 for $2.6 billion, Rice contributed $500 million to the same management team, which started a new venture called X2 Resources.

“None of us play golf,” says Derek. “While Toby is developing known resources as efficiently as possible, we are supporting the next era of energy solutions.” To that end, the brothers, through RIG, have also sponsored three publicly traded SPACs, or “blank check” special purpose acquisition companies. The first one in 2018 became landfill gas company Archaea Resources, which Danny Rice ran before selling it to BP in 2022 for $4 billion. The brothers pocketed more than $700 million from that sale. They also have a $200 million stake in a third SPAC, Rice Acquisition Corp. 3.

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Not every bet is a winner. Their second SPAC merged with specialized gas turbine maker NET Power (ticker: NPWR), which had a novel technology for power plants that capture their own carbon dioxide emissions. NET Power IPO’ed in 2023 with a valuation of $1.5 billion; shares are down 90% in the past two years as developers and investors stopped caring about carbon emissions. Danny, who also serves as CEO of NET Power, says they’re now focused on building bespoke gas turbines for impatient data center developers who can’t get them from G.E. Vernova or Siemens.

The Rice brothers are still all under 50, and insist they’ve barely gotten started. “The internal drive within us is as strong as it’s ever been,” says Derek, whose own pet project is a “stealth” oil company looking to use new tools to squeeze more petroleum out of old fields.

Danny, an EQT board member, says the next five years will be a race to ramp up gas to enable America to compete with China in AI development. “The AI race will be won or lost in five years. For the time value of intelligence, five years is everything.”

And if AI fizzles out, there’s always LNG. Last week EQT announced long term leases on its first two 170,000 cubic meter refrigerated tanker ships, named Utica and Marcellus, after the shale gas fields that will help fill them.

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Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this communication may include statements regarding the proposed transaction between EQT and Range, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, enterprise value, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although EQT believes its forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that shareholders of EQT may not approve the issuance of the shares of EQT’s common stock in connection with the proposed transaction; the possibility that the stockholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Additional information concerning risk factors is contained in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication.

Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). EQT and Range also intend to file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the stockholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Range may be obtained free of charge on Range’s website at ir.rangeresources.com. The information included on, or accessible through, EQT’s or Range’s website is not incorporated by reference into this communication.

Participants in the Solicitation

EQT and Range and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February 18, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000003321326000018/eqt-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000110465926020027/tm261383-1_def14a.htm). To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February 24, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526067292/rrc-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526134699/rrc-20260325.htm). To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction. This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange, or the solicitation of an offer to buy, sell or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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